

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2012

<u>Via E-mail</u>
Mr. Thomas H. Lowder
Chief Executive Officer
Colonial Properties Trust
2101 Sixth Avenue North, Suite 750
Birmingham, AL 35203

> **Re:** **Colonial Properties Trust**
> **Colonial Realty Limited Partnership**
> **Form 10-K**
> **Filed February 28, 2012**
> **File Nos. 001-12358**
> **000-20707**

Dear Mr. Lowder:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief